

Mail Stop 3233

January 3, 2018

<u>Via E-mail</u>
Gregory Bankston, Managing Member
UC Asset LP
2299 Perimeter Park Drive
Suite 120
Atlanta, GA 30341

> **Re:** **UC Asset LP**
> **Draft Offering Statement on Form 1-A**
> **Submitted December 6, 2017**
> **CIK No. 0001723517**

Dear Mr. Bankston:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments

<u>Cover Page</u>

1.   Please describe in a footnote to the table the expenses listed in the table. See Instructions to Item 1(e) of Form 1-A.

Plan of Distribution, page 9

2.   Please outline briefly the plan of distribution such as whether the securities will be offered through the selling efforts of brokers or dealers or otherwise than through underwriters. See Item 5(c) of Form 1-A.

3.   Please clarify whether sales to affiliates will count toward the minimum offering amount.

Expenses, page 10

4.   We note your disclosure that your general partner will reimburse you for 60% of the $200,000 of offering expenses. Please clarify who will be responsible for the remaining 40% in the event you have to return money to the shareholders because you do not reach the minimum offering.

Business, page 12

Residential Investment and Redevelopment in Metropolitan Atlanta, page 12

5.   We note your disclosure that the average return on investment for residential development projects in Atlanta is approximately 50%. Please provide support for this statement.

6.   We note your disclosure at the bottom of page 12 that seven properties are currently under redevelopment and have an aggregate estimated market value of approximately $3.1 million. Please disclose how you determined the estimated market value.

7.   We note your disclosure regarding projects under redevelopment and to be redeveloped. Please provide disclosure regarding your anticipated costs in redeveloping the properties and your anticipated completion date. Similarly, please disclose whether you anticipate tearing down either of the properties you have recently purchased and anticipated costs of rebuilding if applicable.

Farmland Investment…, page 15

8.   We note that you acquired farmland in Texas. Please advise whether you have had this property rezoned from agricultural to residential and whether you have obtained permits to install infrastructure necessary for building residential properties.

Debt Investments, page 15

9.   We note that Amonia intends to repay the loan by December 31, 2017. Please update your disclosure in this section as appropriate.

Gregory Bankston, Managing Member
UC Asset LP
January 3, 2018
Page 3

Management's Discussion and Analysis of Financial Condition and Results of Operations

Atlanta Redevelopment Properties, page 17

10.   Please disclose the costs that are included in the "Total Investment" column.

11.   We note your disclosure that you have entered into a loan agreement. Please identify the bank and file the agreement in accordance with Item 17.6 of Form 1-A.

Commitments and Contingencies, page 21

12.   We note that you lease a space in Atlanta. Please clarify whether you lease this space from an affiliate or an unaffiliated third part.

Management Compensation, page 22

13.   We note that you refer to additional fees that may be paid pursuant to the partnership agreement. Please clarify what additional fees may be paid.

Statements of Changes in Net Assets, page F-4

14.   Please revise to present net investment income before unrealized gains on investments.

Note 3 – Fair Value of Financial Instruments, page F-9

15.   Please revise Note 3 to expand your disclosure regarding the fair value of portfolio investments by addressing the following:

- Disclose the valuation techniques and assumptions you use to determine the fair value of these assets. If you do not develop the quantitative assumptions yourself, please tell us who provides the fair value measurements for these investments as well as your consideration to disclosing that you obtain the values from a third-party. Also, tell us what information is reasonably available to you as the primary investor in these investments; and

- Provide a description of the sensitivity of the fair value measurement to changes in unobservable inputs if a change in those inputs to a different amount might result in a significantly higher or lower fair value measurement.

Please refer to ASC 820-10-50-2(bbb) and (g).

You may contact Isaac Esquivel at (202)551- or Kevin Woody, Accounting Branch Chief, at (202)551- if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: David T. Mittelman, Esq. (*via e-mail*)